UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF OCTOBER 2010
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_____.

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 http://www.methanex.com
For immediate release
METHANEX REPORTS THIRD QUARTER RESULTS — METHANOL PRICES INCREASE IN THE FOURTH QUARTER
October 27, 2010
For the third quarter of 2010, Methanex reported Adjusted EBITDA1 of $57.3 million and net income of $32.8 million ($0.35 per share on a diluted basis). Net income for the third quarter includes an after-tax gain of $22.2 million related to the sale of the Company’s terminal facilities in Kitimat, Canada. This compares with Adjusted EBITDA of $56.6 million and net income of $11.7 million ($0.13 per share on a diluted basis) for the second quarter of 2010.
Bruce Aitken, President and CEO of Methanex commented, “The methanol pricing environment was relatively stable in the third quarter and we reported similar earnings compared to last quarter. Entering the fourth quarter, methanol demand continues to be strong in both chemical and energy uses and industry supply has been constrained by planned and unplanned plant outages. These factors have contributed to tighter market conditions and substantially higher pricing in all major regions into the fourth quarter.”
Mr. Aitken added, “With the addition of production from the Egypt Project as well as the restart of our idled plant in Medicine Hat, Alberta, we are well positioned to capitalize on improving market conditions and have significant upside potential to our production and earnings in 2011.”
Mr. Aitken concluded, “With US$192 million of cash on hand, no near term refinancing requirements, and an undrawn credit facility, we are well positioned to continue to invest in value-adding initiatives to increase production.”
A conference call is scheduled for October 28, 2010 at 12:00 noon ET (9:00 am PT) to review these third quarter results. To access the call, dial the Conferencing operator ten minutes prior to the start of the call at (416) 695-6616, or toll free at (800) 769-8320. A playback version of the conference call will be available for fourteen days at (416) 695-5800, or toll free at (800) 408-3053. The passcode for the playback version is 5182224. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. The webcast will be available on our website for three weeks following the call.
Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

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FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2010 press release contains forward-looking statements with respect to us and the chemical industry. Refer to Forward-Looking Information Warning in the attached Third Quarter 2010 Management’s Discussion and Analysis for more information.

[1]
Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore is unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures in the attached Third Quarter 2010 Management’s Discussion and Analysis for a description of each supplemental non-GAAP measure and a reconciliation to the most comparable GAAP measure.

-end-
For further information, contact:
Jason Chesko
Director, Investor Relations
Tel: 604.661.2600

3	Interim Report For the Three Months Ended September 30, 2010
At October 27, 2010 the Company had 92,255,112 common shares issued and outstanding and stock options exercisable for 3,643,898 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX, on the Nasdaq Global Market under the symbol MEOH and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol Methanex.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free:
1-800-661-8851

THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This Third Quarter 2010 Management’s Discussion and Analysis dated October 27, 2010 should be read in conjunction with the 2009 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2009 Annual Report. The Methanex 2009 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions, except where noted)	2010	2010	2009	2010	2009
Production (thousands of tonnes)	895	765	844	2,627	2,588

Sales volumes (thousands of tonnes):
Produced methanol	885	900	943	2,709	2,884
Purchased methanol	792	678	480	2,074	1,079
Commission sales [1]	101	107	194	358	486

Total sales volumes	1,778	1,685	1,617	5,141	4,449
Methanex average non-discounted posted price ($ per tonne) [2]	334	330	251	339	227
Average realized price ($ per tonne) [3]	286	284	222	291	205
Adjusted EBITDA [4]	57.3	56.6	31.0	195.4	68.9
Cash flows from operating activities	48.0	37.8	—	142.5	74.5
Cash flows from operating activities before changes in non-cash working capital [4]	53.1	43.6	36.3	174.6	54.3
Operating income (loss) [4]	45.9	22.7	3.1	116.4	(16.7)
Net income (loss)	32.8	11.7	(0.8)	73.9	(25.0)
Net income (loss) before unusual item [4]	10.6	11.7	(0.8)	51.7	(25.0)
Basic net income (loss) per common share	0.36	0.13	(0.01)	0.80	(0.27)
Basic net income (loss) per common share before unusual item [4]	0.11	0.13	(0.01)	0.56	(0.27)
Diluted net income (loss) per common share	0.35	0.13	(0.01)	0.79	(0.27)
Diluted net income (loss) per common share before unusual item [4]	0.11	0.13	(0.01)	0.55	(0.27)
Common share information (millions of shares):
Weighted average number of common shares	92.2	92.2	92.1	92.2	92.0
Diluted weighted average number of common shares	93.3	93.3	92.1	93.4	92.0
Number of common shares outstanding, end of period	92.2	92.2	92.1	92.2	92.1

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[4]
These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information — Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

PRODUCTION SUMMARY

	Q3 2010		Q2 2010	Q3 2009	YTD Q3 2010	YTD Q3 2009
(thousands of tonnes)	Capacity [1]	Production	Production	Production	Production	Production
Chile I, II, III and IV	950	194	229	197	727	677
Titan	225	217	224	188	658	576
Atlas (63.1% interest)	288	284	96	257	618	736
New Zealand [2]	225	200	216	202	624	599

	1,688	895	765	844	2,627	2,588

[1]
The production capacity of our production facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

[2]
The production capacity of New Zealand represents only our 0.9 million tonne per year Motunui facility which we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand (refer to the New Zealand section on page 3 for more information).

Chile
We continue to operate our methanol facilities in Chile significantly below site capacity. This is primarily due to curtailments of natural gas supply from Argentina — refer to the Management’s Discussion and Analysis included in our 2009 Annual Report for more information.
During the third quarter of 2010 production from our methanol facilities in Chile was 194,000 tonnes compared with 229,000 tonnes during the second quarter of 2010. Lower production during the third quarter of 2010 was primarily a result of lower natural gas deliveries from the state-owned energy company Empresa Nacional del Petroleo (ENAP). Lower natural gas deliveries from ENAP during the third quarter of 2010 were primarily due to the need for ENAP to satisfy increased demand for natural gas for residential purposes during the winter season in southern Chile, gas infrastructure issues as a result of the colder weather conditions and declines in deliverability from existing fields. We are currently operating one plant in Chile and expect to continue to operate one plant for the balance of 2010.
Our goal is to progressively increase production at our Chile site with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark Chile Limited (GeoPark) and others to help accelerate natural gas exploration and development in southern Chile. Over the past few years, we have provided GeoPark with $57 million (of which approximately $17 million had been repaid at September 30, 2010) to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. GeoPark has agreed to supply us with all natural gas sourced from the Fell block in southern Chile under a ten-year exclusive supply arrangement that commenced in 2008. We are also working with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme block in southern Chile and to supply natural gas to our production facilities in Chile. Under the arrangement, we fund a 50% participation in the block and, as at September 30, 2010, we had contributed approximately $82 million. Approximately 70% of total production at our Chilean facilities is currently being produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
Other investment activities are also supporting the acceleration of natural gas exploration and development in areas of southern Chile. In late 2007, the government of Chile completed an international bidding round to assign oil and natural gas exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. The terms of the agreements from the bidding round require minimum investment commitments. To date, two companies that participated in the bidding round have advised of gas discoveries and we expect first deliveries of gas from these new finds in 2011. We are participating in a consortium for two exploration blocks under this bidding round — the Tranquilo and Otway blocks. The consortium includes Wintershall, GeoPark, and Pluspetrol Chile S.A. (Pluspetrol) each having 25% participation and International Finance Corporation (IFC), member of the World Bank Group, and Methanex each having 12.5% participation. GeoPark is the operator of both blocks. In 2010, approved budgets by the consortium for the two blocks total $37 million. As at September 30, 2010, we had contributed approximately $2 million for our share of the exploration costs associated with these blocks.
We cannot provide assurance that ENAP, GeoPark or others will be successful in the exploration and development of natural gas or that we will obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

Trinidad
Our equity ownership of methanol facilities in Trinidad represents over 2.0 million tonnes of competitive-cost annual capacity. Our methanol facilities in Trinidad produced 501,000 tonnes during the third quarter of 2010 compared with 320,000 tonnes during the second quarter of 2010. Lower production in the second quarter of 2010 was due to an outage at our Atlas facility which lasted approximately 60 days. We restarted operations at the Atlas facility towards the end of the second quarter of 2010 and the plant operated at full production rates for the third quarter of 2010.
New Zealand
Our New Zealand facilities produced 200,000 tonnes during the third quarter of 2010 compared with 216,000 tonnes during the second quarter of 2010. We currently have natural gas contracts with a number of gas suppliers which will allow us to continue to operate our 900,000 tonne per year Motunui plant until the end of 2011 and also provide options for further natural gas in 2012.
We currently have 1.4 million tonnes per year of idled capacity in New Zealand, including a second 0.9 million tonne per year Motunui plant and the 0.5 million tonne per year Waitara Valley plant. These facilities provide the potential to increase production in New Zealand depending on methanol supply and demand dynamics and the availability of economically priced natural gas feedstock.
In the second quarter of 2010 we provided approximately $10 million in funding to an exploration company, Kea Exploration. This funding was provided to finance natural gas exploration activities in the Taranaki region in New Zealand near our methanol plants in return for royalty rights and the rights to gas supply from a specified area at a price that is competitive to our other locations in Trinidad, Chile and Egypt. We are in the process of reviewing the data from the exploration activity to date and are in ongoing discussions with Kea regarding further exploration work. We have no further commitment to provide funding.
Medicine Hat
During the third quarter of 2010, we announced plans to restart our 470,000 tonne per year methanol plant in Medicine Hat, Alberta, Canada in April 2011. The plant consumes approximately 50,000 mmbtu of natural gas per day operating at capacity. In support of the restart, we have commenced a program to purchase natural gas on the Alberta gas market. To date we have purchased sufficient natural gas to meet 80% of our requirements when operating at capacity for the period from startup to October 2012. The plant has been idle since 2001 and the estimated capital cost to restart the plant is approximately $40 million.
EARNINGS ANALYSIS
Our operations consist of a single operating segment — the production and sale of methanol. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission. The key drivers of change in our Adjusted EBITDA for methanol sales are average realized price, sales volume and cash costs.
For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
For the third quarter of 2010, we recorded Adjusted EBITDA of $57.3 million and net income of $32.8 million ($0.35 per share on a diluted basis) and net income before unusual item of $10.6 million ($0.11 per share on a diluted basis). During the third quarter of 2010, we recorded an after-tax gain of $22.2 million related to the sale of land and terminal facilities in Kitimat, Canada. This compares with Adjusted EBITDA of $56.6 million and net income of $11.7 million ($0.13 per share on a diluted basis) for the second quarter of 2010 and Adjusted EBITDA of $31.0 million and a net loss of $0.8 million ($0.01 per share on a diluted basis) for the third quarter of 2009.
For the nine months ended September 30, 2010, we recorded Adjusted EBITDA of $195.4 million and net income of $73.9 million ($0.79 per share on a diluted basis) and net income before unusual item of $51.7 million ($0.55 per share on a diluted basis). This compares with Adjusted EBITDA of $68.9 million and a net loss of $25.0 million ($0.27 per share on a diluted basis) during the same period in 2009.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

A reconciliation from net income to net income before unusual item is as follows:

($ millions)	Q3 2010	YTD Q3 2010
Net income	$32.8	$73.9
Gain on sale of Kitimat assets	(22.2)	(22.2)

Net income before unusual item	$10.6	$51.7

Adjusted EBITDA
The changes in Adjusted EBITDA resulted from changes in the following:

	Q3 2010	Q3 2010	YTD Q3 2010
	compared with	compared with	compared with
($ millions)	Q2 2010	Q3 2009	YTD Q3 2009
Average realized price	$4	$108	$412
Sales volumes	6	13	38
Total cash costs	(9)	(95)	(324)

	$1	$26	$126

Average realized price

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ per tonne, except where noted)	2010	2010	2009	2010	2009
Methanex average non-discounted posted price [1]	334	330	251	339	227
Methanex average realized price	286	284	222	291	205
Average discount	14%	14%	12%	14%	10%

[1]
Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

During 2009 and into 2010, global methanol demand recovered significantly from the effects of the global financial crisis and weak economic environment and we estimate global demand has surpassed pre-recession levels and is currently approximately 46 million tonnes measured on an annualized basis (refer to Supply/Demand Fundamentals section on page 7 for more information). Increasing global methanol demand and constrained supply throughout 2010 has resulted in a strong methanol pricing environment and our average non-discounted price has remained relatively stable at approximately $330 — $350 per tonne. Our average non-discounted posted price for the third quarter of 2010 was $334 per tonne compared with $330 per tonne for the second quarter of 2010. Our average realized price for the third quarter of 2010 was $286 per tonne compared with $284 per tonne for the second quarter of 2010 and this increased revenue by $4 million.
As a result of the factors described above, we have experienced significantly higher methanol pricing and revenue in 2010 compared with 2009. Our average realized price for the third quarter of 2010 was $286 per tonne compared with $222 per tonne for the third quarter of 2009 and this increased revenue by $108 million. Our average realized price for the nine months ended September 30, 2010 was $291 per tonne compared with $205 per tonne for the same period in 2009 and this increased revenue by $412 million.
Sales volumes
Total methanol sales volumes excluding commission sales volumes for the third quarter of 2010 were higher compared with the second quarter of 2010 by 99,000 tonnes and this resulted in $6 million higher Adjusted EBITDA. Total methanol sales volumes excluding commission sales volumes for the three months and nine months ended September 30, 2010 were higher than comparable periods in 2009 by 254,000 tonnes and 820,000 tonnes, respectively. This resulted in higher Adjusted EBITDA for the third quarter of 2010 and nine months ended September 30, 2010 compared with the same periods in 2009 by $13 million and $38 million, respectively. We have increased sales volumes in 2010 compared with 2009 to capture demand growth and primarily in anticipation of increased methanol supply from Egypt.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Total cash costs
The primary driver of changes in our total cash costs are changes in the cost of methanol we produce at our facilities and changes in the cost of methanol we purchase from others. Our production facilities are underpinned by natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to changes in methanol prices above pre-determined prices at the time of production. We supplement our production with methanol produced by others through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in natural gas costs and purchased methanol costs will depend on changes in methanol pricing and the timing of inventory flows.
The impact on adjusted EBITDA from changes in our cash costs are explained below:

	Q3 2010	Q3 2010	YTD Q3 2010
	compared with	compared with	compared with
($ millions)	Q2 2010	Q3 2009	YTD Q3 2009
Natural gas costs on sales of produced methanol	$4	$(25)	$(78)
Proportion of purchased methanol sales	(7)	(18)	(53)
Purchased methanol costs	(1)	(50)	(175)
Stock-based compensation	(10)	(3)	(6)
Other, net	5	1	(12)

Decrease in EBITDA	$(9)	$(95)	$(324)

Natural gas costs on sales of produced methanol
Natural gas costs on sales of produced methanol for the third quarter of 2010 and the nine months ended September 30, 2010, were higher than comparable periods in 2009, primarily as a result of higher methanol pricing.
Proportion of purchased methanol sales
The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase. Accordingly, an increase in the proportion of purchased methanol sales results in a relative decrease to our produced methanol sales and an increase in our overall cost structure for a given period. The proportion of purchased methanol sales for the third quarter of 2010 and the nine months ended September 30, 2010 was higher for all comparable periods noted above.
Purchased methanol costs
Purchased methanol costs were higher for the third quarter of 2010 and the nine months ended September 30, 2010 compared with all periods noted above, primarily as a result of higher methanol pricing.
Stock-based compensation
We grant certain stock-based awards as an element of compensation for which changes in fair value are recognized in earnings each period. Stock-based compensation expense for the third quarter of 2010 and the nine months ended September 30, 2010 was higher compared with all periods noted above primarily as a result of impact of the increase in our share price.
Other, net
For the third quarter of 2010 compared with the second quarter of 2010 unabsorbed fixed costs were lower by $5 million primarily as a result of the unplanned downtime at our Atlas facility during the second quarter of 2010.
For the nine months ended September 30, 2010 compared with the same period in 2009 ocean freight and other logistics costs were higher by $10 million primarily as a result of the impact of higher bunker costs and higher shipping and handling costs. Selling, general and administrative expenses for the nine months ended September 30, 2010 were also higher compared with the same period in 2009 by $6 million primarily as a result of higher employee and other costs. Unabsorbed costs were lower by $4 million for the nine months ended September 30, 2010 compared with the same period in 2009 as a result of a charge to earnings in 2009 for severance and termination costs associated with our Chilean operations.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Depreciation and Amortization
Depreciation and amortization was $34 million for the third quarter of 2010 compared with $34 million for the second quarter of 2010 and $28 million for the third quarter of 2009. Depreciation and amortization was $101 million for the nine months ended September 30, 2010 compared with $86 million for the comparable period in 2009. The increase in depreciation and amortization expense for the third quarter of 2010 and the nine month period ended September 30, 2010 compared with comparable periods in 2009 was primarily due to depletion charges associated with our oil and gas investment in Chile. Upon receipt of final approval from the government of Chile in the third quarter of 2009, we adopted the full cost methodology for accounting for oil and gas exploration costs associated with our 50% participation in the Dorado Riquelme block in Southern Chile (refer to Production Summary section on page 2 for more information). Under these accounting standards, cash investments in the block are initially capitalized and are recorded to earnings through non-cash depletion charges as natural gas is produced from the block.
Interest Expense

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2010	2010	2009	2010	2009
Interest expense before capitalized interest	$16	$15	$15	$46	$44
Less capitalized interest	(10)	(9)	(8)	(28)	(23)

Interest expense	$6	$6	$7	$18	$21

Capitalized interest relates to interest costs capitalized during the construction of the 1.3 million tonne per year methanol facility in Egypt.
Interest and Other Income (Expense)

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ millions)	2010	2010	2009	2010	2009
Interest and other income (expense)	$(1)	$—	$1	$(1)	$—

Interest and other expense for the third quarter of 2010 was $1 million compared with nil for the second quarter of 2010 and income of $1 million for the third quarter of 2009.
Income Taxes
We recorded income tax expense of $5.9 million for the third quarter of 2010 compared with income tax expense of $4.7 million for the second quarter of 2010 and income tax recovery of $1.4 million for the third quarter of 2009. During the third quarter of 2010, we recorded an after-tax gain of $22.2 million related to the sale of our site in Kitimat, Canada. Excluding this item, the effective tax rate for the third quarter of 2010 was approximately 36% compared with approximately 29% for the second quarter of 2010.
The statutory tax rate in Chile and Trinidad, where we earn a substantial portion of our pre-tax earnings, is 35%. Our Atlas facility in Trinidad has partial relief from corporation income tax until 2014. In Chile the tax rate consists of a first tier tax that is payable when income is earned and a second tier tax that is due when earnings are distributed from Chile. The second tier tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

SUPPLY/DEMAND FUNDAMENTALS
During 2009 and 2010, global methanol demand recovered significantly from the effects of the global financial crisis and weak economic environment and we estimate global demand has surpassed pre-recession levels and is currently approximately 46 million tonnes measured on an annualized basis. Increases in demand have been primarily driven by both traditional and energy derivatives in Asia (particularly in China). More recently, we have also seen improvement in traditional derivative demand in other regions including Europe and North America.
Traditional derivatives account for about two thirds of global methanol demand and are correlated to industrial production.
Energy derivatives account for about one third of global methanol demand and over the last few years, high energy prices have driven strong demand growth for methanol into energy applications such as gasoline blending and DME, primarily in China. Methanol blending into gasoline in China has been particularly strong and we believe that future growth in this application is supported by recent regulatory changes in that country. For example, an M85 (or 85% methanol) national standard took effect December 1, 2009, and we expect an M15 (or 15% methanol) national standard to be released later in 2010 or in 2011. We believe demand potential into energy derivatives will be stronger in a high energy price environment.
Methanex Non-Discounted Regional Posted Prices 1

	Oct	Sep	Aug	Jul
(US$ per tonne)	2010	2010	2010	2010
United States	359	359	349	349
Europe [2]	385	341	326	329
Asia	345	325	310	310

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€277 for Q4 2010 (Q3 2010 — €255) converted to United States dollars.
The methanol pricing environment has been relatively stable over the past year and our average non-discounted price for the third quarter of 2010 was $334 per tonne. While two new world-scale plants (in Brunei and Oman) with combined capacity totaling 1.9 million tonnes per year started up in the first half of 2010 and a new 0.9 million tonne per year plant in Venezuela started up in September 2010, there have also been some shut-ins of higher cost capacity and a number of planned and unplanned plant outages across the industry. These factors, combined with improving methanol demand and the continuing higher energy price environment, have led to tightening market conditions and a recent substantial increase in spot and contract methanol prices. Our average non-discounted price for October 2010 increased to approximately $363 per tonne from approximately $342 per tonne for September and we have recently announced a further price increase of $83 per tonne in North America for November. We expect to see a similar increase in contract prices in Asia for November.
The next increment of world scale capacity outside of China is the 1.3 million tonne per year plant in Egypt which is currently in the commissioning phase (refer to Liquidity and Capital Resources section below for more detail). Beyond this, there are no new capacity additions outside of China expected over the next few years with the exception of our own 0.5 million tonne plant in Medicine Hat, expected to restart in April 2011, and a 0.7 million tonne plant in Azerbaijan, which we expect will enter the market in 2012.
In late October 2010, the Chinese Ministry of Commerce (MOFCOM) issued a Preliminary Determination which proposes to apply duties on imports of methanol from three countries including New Zealand which is at a rate of 9.5%. MOFCOM is expected to issue a Final Determination on this by December 24, 2010. We do not expect there to be any significant impact on industry supply/demand fundamentals and we would realign our supply chain should the duty be imposed consistent with the Preliminary Determination.
LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in working capital in the third quarter of 2010 were $53 million compared with $44 million for the second quarter of 2010 and $36 million for the third quarter of 2009. The change in cash flows for the third quarter of 2010 compared with the second quarter of 2010 and third quarter of 2009 is primarily a result of improved earnings levels.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

During the third quarter of 2010, we paid a quarterly dividend of US$0.155 per share, or $14 million. Construction of a 1.3 million tonne per year methanol facility in Egypt is now complete and commissioning is well underway. We are expecting a small amount of methanol to be produced from the Egypt facility in the fourth quarter of 2010 and full commercial production to commence early in 2011. We own 60% of Egyptian Methanex Methanol Company S.A.E. (“EMethanex”) which is the company that is developing the project and we will market 100% of the methanol produced from the facility. We account for our investment in EMethanex using consolidation accounting. This results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. During the third quarter of 2010, total plant and equipment construction costs were $23 million. EMethanex has limited recourse debt facilities of $530 million which were fully drawn as at September 30, 2010 after the final $30 million was drawn during the third quarter of 2010. The first debt principal payment of $16 million was made on September 30, 2010.
During the third quarter of 2010, we sold our 20% equity interest in Xinneng (Zhangjiagang) Energy Co. Ltd, the company that owns a DME production facility in China, for approximately $10 million to the ENN Group with no gain or loss on sale. Under the arrangement, we continue to supply all of the methanol requirements for the DME facility under a long-term exclusive supply arrangement.
During the third quarter of 2010, we sold our land and terminal facilities at the Kitimat, Canada site and recorded an after-tax gain of $22.2 million. We expect to receive the cash proceeds from this sale in the fourth quarter of 2010.
We have an agreement with ENAP to participate in natural gas exploration and development in the Dorado Riquelme hydrocarbon exploration block in southern Chile. Under the arrangement, we fund a 50% participation in the block and have contributed $82 million to date. We expect to make further contributions over the next few years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development.
We have agreements with GeoPark under which we have provided $57 million in financing, of which GeoPark has repaid $17 million as at September 30, 2010, to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile.
We operate in a highly competitive commodity industry and believe it is appropriate to maintain a conservative balance sheet and to maintain financial flexibility. Our cash balance at September 30, 2010 was $192 million. We have a strong balance sheet, no near term re-financing requirements, and an undrawn $200 million credit facility provided by highly rated financial institutions that expires in mid-2012. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. Our planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes for existing operations, is currently estimated to total approximately $60 million for the period to the end of 2011. We also recently announced our intention to restart our 470,000 tonne per year methanol plant in Medicine Hat in April 2011 with an estimated capital cost to restart the plant of approximately $40 million.
We believe we are well positioned to meet our financial commitments and continue to invest to grow the Company.
The credit ratings for our unsecured notes at September 30, 2010 were as follows:

Standard & Poor’s Rating Services	BBB-	(stable)
Moody’s Investor Services	Ba1	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
Methanol demand in 2010 for both traditional and energy uses in Asia (particularly China) has been strong and there has been some recovery in demand for traditional derivatives in other regions. Although there has been 2.8 million tonnes of new world-scale capacity additions so far in 2010, there have also been shut-ins of higher cost capacity and a number of planned and un-planned plant outages across the industry, which has constrained supply. We believe these factors, combined with the continuing high energy price environment, support tighter market conditions and a strong methanol pricing environment into the fourth quarter of 2010.
The methanol price will ultimately depend on the strength of the global economy, industry operating rates, global energy prices, the rate of industry restructuring and the strength of global demand. We believe that our financial position and financial flexibility, outstanding global supply network and low cost position will provide a sound basis for Methanex to continue to be the leader in the methanol industry and to invest to grow the Company.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

CONTROLS AND PROCEDURES
For the three months ended September 30, 2010, no changes were made in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ANTICIPATED CHANGES TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
International Financial Reporting Standards
The Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.
As a result of the IFRS transition, changes in accounting policies are likely and may materially impact our consolidated financial statements. The IASB will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on our consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.
We have established a working team to manage the transition to IFRS. Additionally, we have established a formal project governance structure that includes the Audit, Finance and Risk Committee, senior management, and an IFRS steering committee to monitor progress and review and approve recommendations from the working team for the transition to IFRS. The working team provides regular updates to the IFRS steering committee and to the Audit, Finance and Risk Committee of the Board.
We have developed a plan to convert our consolidated financial statements to IFRS at the changeover date of January 1, 2011 with comparative financial results for 2010. The IFRS transition plan addresses the impact of IFRS on accounting policies and implementation decisions, infrastructure, business activities and control activities. We are progressing according to schedule and continue to be on track toward project completion in 2011. We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the conversion period. A summary status of the key elements of the changeover plan is as follows:
Accounting policies and implementation decisions
•	Key activities:
•	Identification of differences in Canadian GAAP and IFRS accounting policies

•	Selection of ongoing IFRS policies

•	Selection of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”) choices

•	Development of financial statement format

•	Quantification of effects of change in initial IFRS 1 disclosures and 2010 financial statements
•	Status:
•
We have identified differences between our accounting policies under Canadian GAAP and accounting policy choices under IFRS, both on an ongoing basis and with respect to certain choices available on conversion, in accordance with IFRS 1

•	We have engaged the Company’s external auditors, KPMG LLP, to discuss our proposed IFRS accounting policies to ensure consistent interpretation of IFRS guidance in all areas.
•	We continue to monitor changes in accounting policies issued by the IASB and the impact of those changes on our accounting policies under IFRS
•
See the corresponding sections below for discussion of optional exemptions under IFRS 1 that the Company expects to elect on transition to IFRS, accounting policy changes that management considers most significant to the Company, and an overview of the expected adjustments to the financial statements on transition to IFRS.

Infrastructure: Financial reporting expertise
•	Key activities:
•	Development of IFRS expertise
•	Status:
•	We have provided training for key employees and senior management
•
In 2009, we held an IFRS information session with the Audit, Risk and Finance Committee that included an in-depth review of differences between Canadian GAAP and IFRS, a review of the implementation timeline, an overview of the project activities to date and a preliminary discussion of the significant impact areas of IFRS

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

•
In 2010, we held IFRS information sessions with the IFRS steering committee, the Audit, Finance and Risk Committee, and the Board that included an in-depth review of accounting policy changes on transition to IFRS, a discussion of optional exemptions under IFRS 1, First-time Adoption of International Financial Reporting Standards that the Company expects to elect on transition to IFRS, and an overview of the expected adjustments to the financial statements on transition to IFRS

•
We will continue to provide additional training and updates for key employees, senior management, the Audit, Finance and Risk Committee, the Board and other stakeholders throughout the conversion period

Infrastructure: Information technology and data systems
•	Key activities:
•	Identification of system requirements for the conversion and post-conversion periods
•	Status:
•	We have assessed the impact on system requirements for the conversion and post-conversion periods and expect there will be no significant impact to applications arising from the transition to IFRS

Business activities: Financial covenants
•	Key activities:
•	Identification of impact on financial covenants and financing relationships

•	Completion of any required renegotiations/changes
•	Status:
•
The financial covenant requirements in our financing relationships are measured on the basis of Canadian GAAP in effect at the commencement of the various relationships, and the transition to IFRS will therefore have no impact on our current financial covenant requirements

•
We will maintain a process to compile our financial results on a historical Canadian GAAP basis and to monitor financial covenant requirements through to the conclusion of our current financing relationships

Business activities: Compensation arrangements
•	Key activities:
•	Identification of impact on compensation arrangements

•	Assessment and implementation of required changes
•	Status:
•	We have identified compensation policies that rely on indicators derived from the financial statements
•	As part of the transition project, we will ensure that compensation arrangements incorporate IFRS results in accordance with the Company’s overall compensation principles
Control activities: Internal control over financial reporting
•	Key activities:
•	For all accounting policy changes identified, assessing the design and effectiveness of respective changes to Internal Controls over Financial Reporting (“ICFR”)

•	Implementation of appropriate changes
•	Status:
•	We have identified the required accounting process changes that result from the application of IFRS accounting policies; these changes are not considered significant
•	As part of the transition project, we will complete the design, implementation and documentation of the accounting process changes that result from the application of IFRS accounting policies
Control activities: Disclosure controls and procedures
•	Key activities:
•	For all accounting policy changes identified, assessing the design and effectiveness of respective changes to Disclosure Controls and Procedures (“DC&P”)

•	Implementation of appropriate changes
•	Status:
•	We continue to provide IFRS project updates in quarterly and annual disclosure documents

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

We are progressing according to schedule and continue to be on track toward project completion in 2011. We will continue to provide updates on the status of the project and its impact on financial reporting in our quarterly and annual Management’s Discussion and Analysis throughout the conversion period.
IFRS 1 First-time Adoption of International Financial Reporting Standards
Adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 gives entities adopting IFRS for the first time a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The following are the optional exemptions available under IFRS 1 that the Company expects to elect on transition to IFRS. The Company continues to review all IFRS 1 exemptions and will implement those determined to be most appropriate in our circumstances on transition to IFRS. The list below and comments should not be regarded as a complete list of IFRS 1 that are available to the Company as a result of the transition to IFRS.
Business Combinations
Under IFRS 1 an entity has the option to retroactively apply IFRS 3, Business Combinations to all business combinations or may elect to apply the standard prospectively only to those business combinations that occur after the date of transition. The Company expects to elect this exemption under IFRS 1, which removes the requirement to retrospectively restate all business combinations prior to the date of transition to IFRS.
Employee Benefits
We have defined benefit pension plans in Canada and Chile. IFRS 1 provides an option to recognize all cumulative actuarial gains and losses on defined benefit pension plans existing at the date of transition immediately in retained earnings, rather than continuing to defer and amortize into the results of operations. The Company currently intends to elect this exemption under IFRS 1. As at January 1, 2010 this results in a decrease to retained earnings of $16 million, a decrease to other assets of $10 million and an increase to other long-term liabilities of $6 million. In comparison to Canadian GAAP, there will be lower future pension expense as a result of this immediate recognition to retained earnings of these actuarial losses on transition to IFRS.
Fair Value or Revaluation as Deemed Cost
IFRS 1 provides an option to allow a first-time IFRS adopter to elect to use the amount determined under a previous GAAP revaluation as the deemed cost of an item of property, plant & equipment so long as the revaluation was broadly comparable to either fair value or cost or depreciated cost under IFRS. We consider our Canadian GAAP writedown of certain assets as a “revaluation broadly comparable to fair value” and will elect the written down amount to be deemed IFRS cost. The IFRS carrying value of those assets on transition to IFRS is therefore consistent with the Canadian GAAP carrying value on the transition date.
Share-based Payment Transactions
IFRS 1 permits an exemption for the application of IFRS 2, Share-based Payments, to equity instruments granted before November 7, 2002 and those granted but fully vested before the date of transition to IFRS. Accordingly, we expect to elect this exemption and will apply IFRS 2 for stock options granted after November 7, 2002 that are not fully vested at January 1, 2010.
Changes in Asset Retirement Obligations
Under IFRS, we are required to determine a best estimate of asset retirement obligations for all sites whereas under Canadian GAAP asset retirement obligations were not recognized with respect to assets with indefinite or indeterminate lives. In addition, under IFRS a change in market-based discount rate will result in a change in the measurement of the provision. We will elect to apply the IFRS 1 exemption whereby we have measured the asset retirement obligations at January 1, 2010 in accordance with the requirements in IAS 37 Provisions, estimated the amount that would have been in property, plant and equipment when the liabilities first arose and discounted the transition date liability to that date using our best estimate of the historical risk-free discount rate. As at January 1, 2010, adjustments to the financial statements to recognize asset retirement obligations on transition to IFRS are recognized as an increase to other long-term liabilities of approximately $5 million and an increase to property, plant and equipment of approximately $1 million, with the balancing amount recorded as a decrease to retained earnings to reflect the depreciation expense and interest accretion since the date the liabilities first arose.
Oil & Gas Assets
For a first-time adopter that has previously employed the full cost method in accounting for oil and natural gas exploration and development expenditures, IFRS 1 provides an exemption which allows entities to measure those assets at the transition date at amounts determined under the entity’s previous GAAP. We will elect under IFRS 1 to carry forward the Canadian GAAP oil and gas asset carrying value as of January 1, 2010 as our balance on transition to IFRS.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

Significant Impacts on Transition to IFRS
The Company has completed its initial assessment of the impacts of the transition to IFRS. Based on an analysis of Canadian GAAP and IFRS in effect at September 30, 2010, we have identified several significant differences between our current accounting policies and those expected to apply in preparing IFRS consolidated financial statements. In the determination of what constitutes a significant impact to our consolidated financial statements, we have identified the following:
•	Areas of difference between IFRS and Canadian GAAP which have a significant opening day transition financial statement impact.
•	Areas of difference between IFRS and Canadian GAAP which present greater risk of potential future financial statement impact.
•	Areas of potential future changes to IFRS which could have a significant financial statement impact.
Information on those changes that management considers most significant to the Company are presented below.
Interest in Joint Ventures
Under Canadian GAAP, our 63.1% interest in Atlas Methanol Company (Atlas) is accounted for using proportionate consolidation in the accounting for joint ventures. Current IFRS allows a choice between proportionate consolidation and equity accounting in the accounting for joint ventures. On transition to IFRS, we expect to choose proportionate consolidation in accounting for our interest in Atlas.
The IASB is currently proceeding on projects related to consolidation and joint venture accounting. The IASB is revising the definition of “control,” which is a criterion for consolidation accounting. In addition, future changes to IFRS in the accounting for joint ventures are expected and these changes may remove the option for proportionate consolidation and allow only the equity method of accounting for such interests. The impact of applying consolidation accounting or the equity method of accounting does not result in any change to net earnings or shareholders’ equity, but would result in a significant presentation impact.
The impact these projects may have on the conclusions related to the accounting treatment of our interest in joint ventures is currently unknown. We continue to monitor changes in accounting policies issued by the IASB in this area.
Leases
Canadian GAAP requires an arrangement that at its inception can be fulfilled only through the use of a specific asset or assets, and which conveys a right to use that asset, may be a lease or contain a lease, and therefore should be accounted for as a lease, regardless of whether it takes the legal form of a lease, and therefore should be recorded as an asset with a corresponding liability. However, Canadian GAAP has grandfathering provisions that exempts contracts entered into before 2004 from these requirements.
IFRS has similar accounting requirements as Canadian GAAP for lease-like arrangements, with IFRS requiring full retrospective application. We have long-term oxygen supply contracts for our Atlas and Titan methanol plants in Trinidad, executed prior to 2004, which are regarded as finance leases under these standards. Accordingly, the oxygen supply contracts are required to be accounted for as finance leases from original inception of the lease. We measured the value of these finance leases and applied finance lease accounting retrospectively from inception to January 1, 2010 to determine the opening day IFRS impact. As at January 1, 2010 this results in an increase to property, plant and equipment of $62 million and other long-term liabilities of $74 million with a corresponding decrease to retained earnings of $12 million. In comparison to Canadian GAAP, this accounting treatment will result in lower operating costs and higher interest and depreciation charges with no significant impact to net earnings.
As part of their global conversion project, the IASB and the U.S. Financial Accounting Standards Board (“FASB”) issued in August 2010 a joint Exposure Draft proposing that all leases would be required to be recognized on-balance sheet. We have a fleet of ocean going vessels under time charter agreements with terms up to 15 years. The proposed rules would require these time charter agreements to be recorded on-balance sheet resulting in a material increase to our assets and liabilities. The boards expect to issue a final standard in mid-2011 with a likely effective date for the standard no earlier than 2012. We continue to monitor changes in accounting policies issued by the IASB in this area.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Impairment of Assets
If there is an indication that an asset may be impaired, an impairment test must be performed. Under Canadian GAAP, this is a two-step impairment test in which (1) undiscounted future cash flows are compared to the carrying value; and (2) if those undiscounted cash flows are less than the carrying value, the asset is written down to fair value. Under IFRS, an entity is required to assess, at the end of each reporting period, whether there is any indication that an asset may be impaired. If such an indication exists, the entity shall estimate the recoverable amount of the asset by performing a one-step impairment test, which requires a comparison of the carrying value of the asset to the higher of value in use and fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.
As a result of this difference, in principle, impairment writedowns may be more likely under IFRS than are currently identified and recorded under Canadian GAAP. The extent of any new writedowns, however, may be partially offset by the requirement under IAS 36, Impairment of Assets to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of impairment losses. We have concluded that the adoption of these standards will not result in a change to the carrying value of our assets on transition to IFRS.
Provisions
Under Canadian GAAP, a provision is required to be recorded in the financial statements when required payment is considered “likely” and can be reasonably estimated. The threshold for recognition of provisions under IFRS is lower than that under Canadian GAAP as provisions must be recognized if required payment is “probable.” Therefore, in principle, it is possible that there may be some provisions which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.
Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low end of the range), and the requirement under IFRS for provisions to be discounted where material.
We have reviewed our positions and concluded that there is no adjustment to our financial statements on transition to IFRS arising from the application of IFRS provisions recognition and measurement guidance.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Summary of Expected Adjustments to Financial Statements on Transition to IFRS
The below table provides a summary of expected adjustments to our balance sheet on transition to IFRS.

Reconciliation of Opening Balance Sheet at Transition Date ($ millions)	January 1, 2010
Total Assets per Canadian GAAP	$2,923
Leases (a)	62
Employee Benefits (b)	(10)
Asset Retirement Obligations (c)	1
Borrowing Costs (d)	8

Total Assets per IFRS	$2,985

Total Liabilities per Canadian GAAP	$1,687
Leases (a)	74
Employee Benefits (b)	6
Asset Retirement Obligations (c)	5
Borrowing Costs (d)	3
Uncertain Tax Positions (e)	5
Deferred Tax Impact of Transition Adjustments (f)	(8)
Reclassification of Non-Controlling Interest (g)	(136)

Total Liabilities per IFRS	$1,637

Total Shareholders’ Equity per Canadian GAAP	$1,236
Leases (a)	(12)
Employee Benefits (b)	(16)
Asset Retirement Obligations (c)	(4)
Borrowing Costs (d)	5
Uncertain Tax Positions (e)	(5)
Deferred Tax Impact of Transition Adjustments (f)	8
Reclassification of Non-Controlling Interest (g)	136

Total Shareholders’ Equity per IFRS	$1,348

Total Liabilities and Shareholders’ Equity per IFRS	$2,985

The items noted above in the reconciliation of the opening balance sheet from Canadian GAAP to IFRS are described below.
(a) Leases
For a description of this reconciling item, see discussion under Significant Impacts on Transition to IFRS above.
(b) Employee Benefits
For a description of this reconciling item, see discussion under IFRS 1 First-time Adoption of International Financial Reporting Standards above.
(c) Asset Retirement Obligations
For a description of this reconciling item, see discussion under IFRS 1 First-time Adoption of International Financial Reporting Standards above.
(d) Borrowing Costs
IAS 23 prescribes the accounting treatment and eligibility of borrowing costs. We have entered into interest rate swap contracts to hedge the variability in LIBOR-based interest payments on our Egypt limited recourse debt facilities. Under Canadian GAAP, cash settlements for these swaps during construction are recorded in Accumulated Other Comprehensive Income (AOCI). Under IFRS, the cash settlements during construction are recorded to Property, Plant and Equipment (PP&E). Accordingly, there is an increase to PP&E of approximately $8 million, an increase to AOCI for approximately $5 million (our 60% portion) and an increase in non-controlling interest of approximately $3 million as of January 1, 2010.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 14

(e) Uncertain Tax Positions
IAS 12 prescribes recognition and measurement criteria of a tax position taken or expected to be taken in a tax return. As at January 1, 2010, this resulted in an increase to income tax liabilities and a decrease to retained earnings of approximately $5 million in comparison to Canadian GAAP.
(f) Deferred Tax Impact of Transition Adjustments
This adjustment represents the income tax effect of the adjustments related to accounting differences between Canadian GAAP and IFRS. As at January 1, 2010 this has resulted in a decrease to future income tax liabilities and an increase to retained earnings of approximately $8 million.
(g) Reclassification of Non-Controlling Interest from Liabilities
We have a 60% interest in EMethanex, the Egyptian company through which we have developed the Egyptian methanol project. We account for this investment using consolidation accounting which results in 100% of the assets and liabilities of EMethanex being included in our financial statements. The other investors’ interest in the project is presented as “non-controlling interest”. Under Canadian GAAP, the non-controlling interest is classified as a liability whereas under IFRS the non-controlling interest is classified as equity, but presented separately from the parent’s shareholder equity. At January 1, 2010, this reclassification results in a decrease to liabilities and an increase in equity of approximately $136 million.
The discussion above on IFRS 1 elections, significant accounting policy changes, and adjustments to the financial statements on transition to IFRS is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting potential effects on our consolidated financial statements. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. IFRS employs a conceptual framework that is similar to Canadian GAAP; however, significant differences exist in certain matters of recognition, measurement and disclosure. In order to allow the users of the financial statements to better understand these differences and the resulting changes to our financial statements, we have provided a description of the significant IFRS 1 exemptions we intend to elect, a description of significant impacts related to the IFRS transition project as well as the above reconciliation between Canadian GAAP and IFRS for the total assets, total liabilities, and shareholders’ equity. While this information does not represent the official adoption of IFRS, it provides an indication of the major differences identified to date based on the current IFRS guidance, relative to our Canadian GAAP accounting policies at transition. This discussion reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. Any further changes to the election of IFRS 1 exemptions, the selection of IFRS accounting policies and any related adjustments to the financial statements would be subject to approval by the Audit, Finance and Risk Committee and audit by KPMG LLP, prior to being finalized. Accordingly, the discussion above is subject to change.
ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, operating income, cash flows from operating activities before changes in non-cash working capital and diluted net income per common share before unusual item. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation expense, other non-cash items, interest expense, interest and other income (expense), and current income taxes.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 15

The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2010	2010	2009	2010	2009
Cash flows from operating activities	$47,986	$37,847	$247	$142,479	$74,525
Add (deduct):
Changes in non-cash working capital	5,161	5,725	36,008	32,092	(20,230)
Other cash payments	1,766	960	(16)	5,888	10,975
Stock-based compensation recovery (expense)	(6,913)	2,865	(4,602)	(14,028)	(7,929)
Other non-cash items	(4,303)	(2,099)	(1,222)	(8,604)	(6,265)
Interest expense	6,027	5,947	6,622	18,363	21,153
Interest and other income (expense)	1,187	312	(1,256)	973	422
Current income taxes	6,379	5,078	(4,751)	18,251	(3,711)

Adjusted EBITDA	$57,290	$56,635	$31,030	$195,414	$68,940

The following table shows a reconciliation from net income to net income before unusual item and the calculation of diluted earnings per share before unusual item:

	Three Months Ended			Nine Months Ended
	Sep 30	Jun 30	Sep 30	Sep 30	Sep 30
($ thousands)	2010	2010	2009	2010	2009
Net income (loss)	$32,810	$11,736	$(831)	$73,866	$(24,980)
Gain on sale of Kitimat assets	(22,223)	—	—	(22,223)	—

Net income (loss) before unusual item	$10,587	$11,736	$(831)	$51,643	$(24,980)

Diluted weighted average number of common shares	93,330,104	93,316,383	92,069,764	93,352,604	92,048,250
Diluted net income (loss) per common share before unusual item	0.11	0.13	(0.01)	0.55	(0.27)
Operating Income and Cash Flows from Operating Activities before Changes in Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 16

QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2010	2010	2010	2009
Revenue	$480,997	$448,543	$466,706	$381,729
Net income	32,810	11,736	29,320	25,718
Net income before unusual item	10,587	11,736	29,320	25,718
Basic net income per common share	0.36	0.13	0.32	0.28
Basic net income per common share before unusual item	0.11	0.13	0.32	0.28
Diluted net income per common share	0.35	0.13	0.31	0.28
Diluted net income per common share before unusual item	0.11	0.13	0.31	0.28

	Three Months Ended
	Sep 30	Jun 30	Mar 31	Dec 31
($ thousands, except per share amounts)	2009	2009	2009	2008
Revenue	$316,932	$245,501	$254,007	$408,384
Net loss	(831)	(5,743)	(18,406)	(3,949)
Basic net loss per common share	(0.01)	(0.06)	(0.20)	(0.04)
Diluted net loss per common share	(0.01)	(0.06)	(0.20)	(0.04)

METHANEX CORPORATION 2010 THIRD QUARTER REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 17

FORWARD-LOOKING INFORMATION WARNING
This Third Quarter 2010 Management’s Discussion and Analysis (“MD&A”) as well as comments made during the Third Quarter 2010 investor conference call contain forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward looking statements:
•	expected demand for methanol and its derivatives,
•	expected new methanol supply and timing for start-up of the same,
•	expected shut downs (either temporary or permanent) or re-starts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,
•	expected methanol and energy prices,
•	anticipated production rates of our plants, including the new methanol plant in Egypt targeted to commence production in the first quarter of 2011,
•	expected levels of natural gas supply to our plants,
•
capital committed by third parties towards future natural gas exploration in Chile and New Zealand, anticipated activities and results of natural gas exploration and development in Chile and New Zealand and timing of same,

•	expected capital expenditures, including those to support natural gas exploration and development in Chile and New Zealand and the restart of our idled methanol facilities,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected tax rates,
•	expected cash flows and earnings capability,
•	anticipated completion date of, and cost to complete, our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, or ability to execute, future projects or capacity expansions,
•	financial strength and ability to meet future financial commitments,
•	expected global or regional economic activity (including industrial production levels), and
•	expected actions of governments, and in particular those of the government of China, gas suppliers, courts and tribunals, or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities, including the new methanol plant in Egypt targeted for startup in the first quarter of 2011,
•	success of natural gas exploration in Chile and New Zealand,
•
receipt or issuance of third party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights, rights to purchase natural gas or the establishment of new fuel standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 18
MANAGEMENT’S DISCUSSION AND ANALYSIS

•	timing of completion and cost of our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters or global pandemics,
•	absence of a material negative impact from changes in laws or regulations, and
•	performance of contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•	the price of natural gas, oil and oil derivatives,
•
the success of natural gas exploration and development activities in southern Chile and New Zealand and our ability to obtain any additional gas in those regions or other regions on commercially acceptable terms,

•	the timing of start-up and cost to complete our new methanol joint venture project in Egypt,
•	the ability to successfully carry out corporate initiatives and strategies,
•	actions of competitors and suppliers,
•
actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government or other governments that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,
•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties, and other actions by governments that may adversely affect our operations,
•	world-wide economic conditions, and
•	other risks described in our 2009 Management’s Discussion and Analysis and this Third Quarter 2010 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 19
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
Our operations consist of a single operating segment — the production and sale of methanol. We review our results of operations by analyzing changes in the components of our adjusted earnings before interest, taxes, depreciations and amortization (Adjusted EBITDA) (refer to the Supplemental Non-GAAP Measures section on page 15 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, and income taxes. In addition to the methanol that we produce at our facilities (“Methanex-produced methanol”), we also purchase and re-sell methanol produced by others (“purchased methanol”) and we sell methanol on a commission basis. We analyze the results of all methanol sales together. The key drivers of change in our Adjusted EBITDA are average realized price, cash costs and sales volume.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis are defined and calculated as follows:

PRICE
The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume excluding commission sales volume plus the difference from period to period in commission revenue.

COST
The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in our Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.

VOLUME
The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume excluding commission sales volumes multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We also sell methanol on a commission basis. Commission sales represent volumes marketed on a commission basis related to the 36.9% of the Atlas methanol facility in Trinidad that we do not own.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 20
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (Loss) (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009

Revenue	$480,997	$316,932	$1,396,246	$816,440
Cost of sales and operating expenses	(423,707)	(285,902)	(1,200,832)	(747,500)
Depreciation and amortization	(33,586)	(27,924)	(101,216)	(85,597)
Gain on sale of Kitimat assets	22,223	—	22,223	—

Operating income (loss) before undernoted items	45,927	3,106	116,421	(16,657)
Interest expense (note 6)	(6,027)	(6,622)	(18,363)	(21,153)
Interest and other income (expense)	(1,187)	1,256	(973)	(422)

Income (loss) before income taxes	38,713	(2,260)	97,085	(38,232)
Income tax (expense) recovery:
Current	(6,379)	4,751	(18,251)	3,711
Future	476	(3,322)	(4,968)	9,541

	(5,903)	1,429	(23,219)	13,252

Net income (loss)	$32,810	$(831)	$73,866	$(24,980)

Net income (loss) per common share:
Basic	$0.36	$(0.01)	$0.80	$(0.27)
Diluted	$0.35	$(0.01)	$0.79	$(0.27)

Weighted average number of common shares outstanding:
Basic	92,209,089	92,069,764	92,174,766	92,048,250
Diluted	93,330,104	92,069,764	93,352,604	92,048,250

Number of common shares outstanding at period end	92,233,217	92,108,242	92,233,217	92,108,242
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 21
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars)

	Sep 30	Dec 31
	2010	2009

ASSETS
Current assets:
Cash and cash equivalents	$191,839	$169,788
Receivables	318,075	257,418
Inventories	185,714	171,554
Prepaid expenses	20,337	23,893

	715,965	622,653
Property, plant and equipment (note 3)	2,200,779	2,183,787
Other assets	100,561	116,977

	$3,017,305	$2,923,417

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$236,399	$232,924
Current maturities on long-term debt (note 5)	49,738	29,330
Current maturities on other long-term liabilities	10,580	9,350

	296,717	271,604
Long-term debt (note 5)	903,943	884,914
Other long-term liabilities	121,757	97,185
Future income tax liabilities	305,478	300,510
Non-controlling interest	137,088	133,118
Shareholders’ equity:
Capital stock	429,714	427,792
Contributed surplus	28,289	27,007
Retained earnings	837,155	806,158
Accumulated other comprehensive loss	(42,836)	(24,871)

	1,252,322	1,236,086

	$3,017,305	$2,923,417

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 22
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

					Accumulated
	Number of				Other	Total
	Common	Capital	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Stock	Surplus	Earnings	Loss	Equity
Balance, December 31, 2008	92,031,392	$427,265	$22,669	$862,507	$(24,025)	$1,288,416
Net income	—	—	—	738	—	738
Compensation expense recorded for stock options	—	—	4,440	—	—	4,440
Issue of shares on exercise of stock options	76,850	425	—	—	—	425
Reclassification of grant date fair value on exercise of stock options	—	102	(102)	—	—	—
Dividend payments	—	—	—	(57,087)	—	(57,087)
Other comprehensive loss	—	—	—	—	(846)	(846)

Balance, December 31, 2009	92,108,242	427,792	27,007	806,158	(24,871)	1,236,086
Net income	—	—	—	41,056	—	41,056
Compensation expense recorded for stock options	—	—	1,243	—	—	1,243
Issue of shares on exercise of stock options	88,490	897	—	—	—	897
Reclassification of grant date fair value on exercise of stock options	—	326	(326)	—	—	—
Dividend payments	—	—	—	(28,575)	—	(28,575)
Other comprehensive loss	—	—	—	—	(11,263)	(11,263)

Balance, June 30, 2010	92,196,732	429,015	27,924	818,639	(36,134)	1,239,444
Net income	—	—	—	32,810	—	32,810
Compensation expense recorded for stock options	—	—	561	—	—	561
Issue of shares on exercise of stock options	36,485	503	—	—	—	503
Reclassification of grant date fair value on exercise of stock options	—	196	(196)	—	—	—
Dividend payments	—	—	—	(14,294)	—	(14,294)
Other comprehensive loss	—	—	—	—	(6,702)	(6,702)

Balance, September 30, 2010	92,233,217	$429,714	$28,289	$837,155	$(42,836)	$1,252,322

See accompanying notes to consolidated financial statements.
Consolidated Statements of Comprehensive Income (Loss) (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009
Net income (loss)	$32,810	$(831)	$73,866	$(24,980)
Other comprehensive income (loss), net of tax:
Change in fair value of forward exchange contracts	—	96	—	(82)
Change in fair value of interest rate swap contracts (note 11)	(6,702)	(5,219)	(17,965)	(1,111)

	(6,702)	(5,123)	(17,965)	(1,193)

Comprehensive income (loss)	$26,108	$(5,954)	$55,901	$(26,173)

See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 23
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$32,810	$(831)	$73,866	$(24,980)
Add (deduct) non-cash items:
Depreciation and amortization	33,586	27,924	101,216	85,597
Gain on sale of Kitimat assets	(22,223)	—	(22,223)	—
Future income taxes	(476)	3,322	4,968	(9,541)
Stock-based compensation expense	6,913	4,602	14,028	7,929
Other	4,303	1,222	8,604	6,265
Other cash payments, including stock-based compensation	(1,766)	16	(5,888)	(10,975)

Cash flows from operating activities before undernoted	53,147	36,255	174,571	54,295
Changes in non-cash working capital (note 10)	(5,161)	(36,008)	(32,092)	20,230

	47,986	247	142,479	74,525

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend payments	(14,294)	(14,277)	(42,869)	(42,810)
Proceeds from limited recourse debt	30,415	32,378	67,515	137,378
Financing costs	—	(1,732)	—	(1,732)
Equity contribution by non-controlling interest	5,630	10,096	15,947	38,868
Repayment of limited recourse debt	(15,722)	(312)	(23,363)	(7,953)
Proceeds on issue of shares on exercise of stock options	503	371	1,400	425
Repayment of other long-term liabilities	(9,667)	(6,280)	(20,260)	(9,968)

	(3,135)	20,244	(1,630)	114,208

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(9,010)	(18,766)	(36,182)	(50,193)
Egypt plant under construction	(22,874)	(46,863)	(64,858)	(222,756)
Oil and gas assets	(3,694)	(6,358)	(18,830)	(17,558)
GeoPark financing, net of repayments	715	1,183	5,696	4,296
Changes in project debt reserve accounts	—	—	—	5,044
Other assets	9,036	—	(462)	(2,454)
Changes in non-cash working capital related to investing activities (note 10)	(5,100)	(29,851)	(4,162)	(36,106)

	(30,927)	(100,655)	(118,798)	(319,727)

Increase (decrease) in cash and cash equivalents	13,924	(80,164)	22,051	(130,994)
Cash and cash equivalents, beginning of period	177,915	277,600	169,788	328,430

Cash and cash equivalents, end of period	$191,839	$197,436	$191,839	$197,436

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid	$24,166	$22,104	$52,554	$48,098
Income taxes paid, net of amounts refunded	$2,210	$1,369	$8,931	$9,088
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 24
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:
These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 13. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2009 Annual Report.
2.	Inventories:
Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories included in cost of sales and operating expense and depreciation and amortization during the three and nine month periods ended September 30, 2010 was $405 million (2009 — $263 million) and $1,152 million (2009 — $702 million), respectively.
3.	Property, plant and equipment:

		Accumulated	Net Book
	Cost	Depreciation	Value
September 30, 2010
Plant and equipment	$2,609,332	$1,459,433	$1,149,899
Egypt plant under construction	920,601	—	920,601
Oil and gas assets	88,380	17,119	71,261
Other	115,999	56,981	59,018

	$3,734,312	$1,533,533	$2,200,779

December 31, 2009
Plant and equipment	$2,591,480	$1,384,939	$1,206,541
Egypt plant under construction	854,164	—	854,164
Oil and gas assets	68,402	4,560	63,842
Other	127,623	68,383	59,240

	$3,641,669	$1,457,882	$2,183,787

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 25
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Interest in Atlas joint venture:
The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Sep 30	Dec 31
Consolidated Balance Sheets	2010	2009
Cash and cash equivalents	$3,175	$8,252
Other current assets	89,195	72,667
Property, plant and equipment	234,481	240,290
Other assets	12,920	12,920
Accounts payable and accrued liabilities	28,398	22,380
Long-term debt, including current maturities (note 5)	86,488	93,155
Future income tax liabilities	19,055	18,660

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Income	2010	2009	2010	2009
Revenue	$29,203	$57,909	$124,306	$139,009
Expenses	(28,068)	(42,239)	(116,620)	(114,274)

Income before income taxes	1,135	15,670	7,686	24,735
Income tax expense	(339)	(1,433)	(1,790)	(2,923)

Net income	$796	$14,237	$5,896	$21,812

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
Consolidated Statements of Cash Flows	2010	2009	2010	2009
Cash inflows (outflows) from operating activities	$(18,295)	$5,949	$8,683	$38,116
Cash outflows from financing activities	—	—	(7,016)	(7,016)
Cash outflows from investing activities	(5,124)	(473)	(6,744)	(3,753)
5.	Long-term debt:

	Sep 30	Dec 31
	2010	2009
Unsecured notes
8.75% due August 15, 2012	$198,987	$198,627
6.00% due August 15, 2015	148,853	148,705

	347,840	347,332
Atlas limited recourse debt facilities	86,488	93,155
Egypt limited recourse debt facilities	499,103	461,570
Other limited recourse debt facilities	20,250	12,187

	953,681	914,244
Less current maturities	(49,738)	(29,330)

	$903,943	$884,914

The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. At September 30, 2010, the Company has fully drawn on the Egypt limited recourse debt facilities and commenced repayment of the facilities by making the first of 24 semi-annual principal repayments.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 26
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Interest expense:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009
Interest expense before capitalized interest	$15,695	$15,132	$46,629	$44,422
Less: capitalized interest related to Egypt project	(9,668)	(8,510)	(28,266)	(23,269)

Interest expense	$6,027	$6,622	$18,363	$21,153

Interest during construction of the Egypt methanol facility is capitalized until the plant is substantially complete and ready for productive use. The Company has secured limited recourse debt of $530 million for its joint venture project to construct a 1.3 million tonne per year methanol facility in Egypt. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period of September 28, 2007 to March 31, 2015. For the three and nine month periods ended September 30, 2010, interest costs related to this project of $9.7 million (2009 — $8.5 million) and $28.3 million (2009 - $23.3 million) were capitalized, respectively.
7.	Net income per common share:
A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009
Denominator for basic net income per common share	92,209,089	92,069,764	92,174,766	92,048,250
Effect of dilutive stock options	1,121,015	—	1,177,838	—

Denominator for diluted net income per common share	93,330,104	92,069,764	93,352,604	92,048,250

8.	Stock-based compensation:
a)	Stock options:
(i)	Outstanding stock options:
Common shares reserved for outstanding stock options at September 30, 2010:

	Options Denominated in CAD		Options Denominated in USD
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price
Outstanding at December 31, 2009	55,350	$7.58	4,998,242	$18.77
Granted	—	—	89,250	25.22
Exercised	(10,000)	3.29	(78,490)	11.02
Cancelled	(7,500)	3.29	(25,090)	14.02

Outstanding at June 30, 2010	37,850	$9.56	4,983,912	$19.03
Granted	—	—	—	—
Exercised	—	—	(36,485)	13.77
Cancelled	—	—	(7,065)	20.83

Outstanding at September 30, 2010	37,850	$9.56	4,940,362	$19.07

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 27
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
Information regarding the stock options outstanding at September 30, 2010 is as follows:

	Options Outstanding at			Options Exercisable at
	September 30, 2010			September 30, 2010
	Weighted
	Average
	Remaining	Number of Stock	Weighted	Number of Stock	Weighted
	Contractual Life	Options	Average	Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price
Options denominated in CAD
$9.56	0.4	37,850	$9.56	37,850	$9.56

Options denominated in USD
$6.33 to 11.56	5.1	1,415,545	$6.57	536,335	$6.97
$17.85 to 22.52	2.2	1,415,350	20.27	1,415,350	20.27
$23.92 to 28.43	4.0	2,109,467	26.65	1,676,258	26.37

	3.8	4,940,362	$19.07	3,627,943	$21.12

(ii)	Compensation expense related to stock options:
For the three and nine month periods ended September 30, 2010, compensation expense related to stock options included in cost of sales and operating expenses was $0.6 million (2009 — $0.7 million) and $1.8 million (2009 — $3.7 million), respectively. The fair value of the 2010 stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2010
Risk-free interest rate	1.7%
Dividend yield	2%
Expected life	4 years
Volatility	47%
Forfeiture rate	5%
Weighted average fair value of options granted (USD per share)	$7.59
b)	Stock appreciation rights and tandem stock appreciation rights:
During 2010, the Company’s stock option plan was amended to include tandem stock appreciation rights (“TSARs”) and a new plan was introduced for stock appreciation rights (“SARs”). A SAR gives the holder a right to receive a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of the Company’s common shares and the exercise price. All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year after the date of grant.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT	PAGE 28
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Stock-based compensation (continued):
(i)	Outstanding SARs and TSARs:
SARs and TSARs outstanding at September 30, 2010:

	SARs Denominated in USD		TSARs Denominated in USD
	Number of Units	Exercise Price	Number of Units	Exercise Price
Outstanding at December 31, 2009	—	$—	—	$—
Granted	394,065	25.22	735,505	25.19
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at June 30, 2010	394,065	$25.22	735,505	$25.19
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled	(3,000)	25.22	—	—

Outstanding at September 30, 2010[1]	391,065	$25.22	735,505	$25.19

[1]	As at September 30, 2010 no SARs or TSARs outstanding are exerciseable. The Company has common shares reserved for outstanding TSARs.
(ii)	Compensation expense related to SARs and TSARs:
Compensation expense for SARs and TSARs is initially measured based on their intrinsic value and is recognized over the related service period. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. Changes in intrinsic value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The intrinsic value and liability of SARs and TSARs at September 30, 2010 were nil.
For the nine months ended September 30, 2010, compensation expense related to SARs and TSARs included in cost of sales and operating expenses was nil.
c)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at September 30, 2010 are as follows:

	Number of	Number of	Number of
	Deferred	Restricted	Performance
	Share Units	Share Units	Share Units
Outstanding at December 31, 2009	505,176	22,478	1,078,812
Granted	46,002	29,500	404,630
Granted in-lieu of dividends	7,835	693	15,600
Redeemed	—	—	(326,840)
Cancelled	—	—	(8,076)

Outstanding at June 30, 2010	559,013	52,671	1,164,126
Granted	1,900	—	—
Granted in-lieu of dividends	3,478	339	7,467
Redeemed	(10,722)	—	—
Cancelled	—	—	(2,023)

Outstanding at September 30, 2010	553,669	53,010	1,169,570

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at September 30, 2010 was $37.3 million compared with the recorded liability of $30.5 million. The difference between the fair value and the recorded liability of $6.8 million will be recognized over the weighted average remaining service period of approximately 1.2 years.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

8.	Stock-based compensation (continued):
For the three and nine month periods ended September 30, 2010, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses of $6.3 million (2009 — $3.9 million) and $12.3 million (2009 — $4.2 million), respectively. This included an expense of $4.6 million (2009 — $2.5 million) and $4.5 million (2009 — recovery of $1.5 million) related to the effect of the change in the Company’s share price for the three and nine month periods ended September 30, 2010 respectively.
9.	Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and nine month periods ended September 30, 2010 was $2.1 million (2009 - $2.0 million) and $6.2 million (2009 — $7.5 million), respectively.
10.	Changes in non-cash working capital:
The change in cash flows related to changes in non-cash working capital for the three and nine month periods ended September 30, 2010 were as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009
Decrease (increase) in non-cash working capital:
Receivables	$(46,097)	$(60,200)	$(60,657)	$(29,339)
Inventories	(19,328)	(13,664)	(14,160)	61,020
Prepaid expenses	(2,484)	1,977	3,556	(5,423)
Accounts payable and accrued liabilities	27,455	3,057	3,475	(40,724)

	(40,454)	(68,830)	(67,786)	(14,466)
Adjustments for items not having a cash effect	30,193	2,971	31,532	(1,410)

Changes in non-cash working capital having a cash effect	$(10,261)	$(65,859)	$(36,254)	$(15,876)

These changes relate to the following activities:
Operating	$(5,161)	$(36,008)	$(32,092)	$20,230
Investing	(5,100)	(29,851)	(4,162)	(36,106)

Changes in non-cash working capital	$(10,261)	$(65,859)	$(36,254)	$(15,876)

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

11.	Financial instruments:
The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

	Sep 30	Dec 31
	2010	2009
Financial assets:
Held for trading financial assets:
Cash and cash equivalents	$191,839	$169,788
Project debt reserve accounts included in other assets	12,920	12,920

Loans and receivables:
Receivables, excluding current portion of GeoPark financing	313,585	249,332
GeoPark financing, including current portion	40,400	46,055

	$558,744	$478,095

Financial liabilities:
Other financial liabilities:
Accounts payable and accrued liabilities	$236,399	$232,924
Long-term debt, including current portion	953,681	914,244

Held for trading financial liabilities:
Derivative instruments designated as cash flow hedges	47,441	33,185
Derivative instruments	—	99

	$1,237,521	$1,180,452

At September 30, 2010, all of the Company’s financial instruments are recorded on the balance sheet at amortized cost with the exception of cash and cash equivalents, derivative financial instruments and project debt reserve accounts included in other assets which are recorded at fair value.
The Egypt limited recourse debt facilities bear interest at LIBOR plus a spread. The Company has entered into interest rate swap contracts to swap the LIBOR-based interest payments for an average aggregated fixed rate of 4.8% plus a spread on approximately 75% of the Egypt limited recourse debt facilities for the period September 28, 2007 to March 31, 2015. The Company has designated these interest rate swaps as cash flow hedges.
These interest rate swaps had outstanding notional amounts of $368 million as at September 30, 2010. The notional amounts decrease over the expected repayment period. At September 30, 2010, these interest rate swap contracts had a negative fair value of $47.4 million (December 31, 2009 — $33.2 million) recorded in other long-term liabilities. The fair value of these interest rate swap contracts will fluctuate until maturity and changes in their fair values have been recorded in other comprehensive income.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

12.	Contingent liability:
The Board of Inland Revenue of Trinidad and Tobago (BIR) issued an assessment in 2009 against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment relates to the deferral of tax depreciation deductions during the five year tax holiday which ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately US$23 million in current taxes and US$26 million in future taxes, exclusive of any interest charges.
The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustained and accordingly, no provision has been recorded in the financial statements.
13.	United States generally accepted accounting principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”).
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income (loss) for the three and nine month periods ended September 30, 2010 and 2009 are as follows:

	Three Months Ended		Nine Months Ended
	Sep 30	Sep 30	Sep 30	Sep 30
	2010	2009	2010	2009
Net income (loss) in accordance with Canadian GAAP	$32,810	$(831)	$73,866	$(24,980)
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(1,433)	(1,433)
Stock-based compensation [b]	(1,819)	(70)	(3,892)	(93)
Uncertainty in income taxes [c]	(880)	(1,189)	(1,072)	(1,795)
Income tax effect of above adjustments [d]	167	167	501	501

Net income (loss) in accordance with U.S. GAAP	$29,800	$(2,401)	$67,970	$(27,800)

Per share information in accordance with U.S. GAAP:
Basic net income (loss) per share	$0.32	$(0.03)	$0.74	$(0.30)
Diluted net income (loss) per share	$0.32	$(0.03)	$0.73	$(0.30)
The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of comprehensive income (loss) for the three and nine month periods ended September 30, 2010 and 2009 are as follows:

	Three Months Ended
	September 30, 2010			Sep 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$32,810	$(3,010)	$29,800	$(2,401)

Change in fair value of forward exchange contracts, net of tax	—	—	—	96
Change in fair value of interest rate swap, net of tax	(6,702)	—	(6,702)	(5,219)
Change related to pension, net of tax [e]	—	348	348	399

Comprehensive income (loss)	$26,108	$(2,662)	$23,446	$(7,125)

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

13.	United States generally accepted accounting principles (continued):

	Nine Months Ended
	September 30, 2010			Sep 30, 2009
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income (loss)	$73,866	$(5,896)	$67,970	$(27,800)

Change in fair value of forward exchange contracts, net of tax	—	—	—	(82)
Change in fair value of interest rate swap, net of tax	(17,965)	—	(17,965)	(1,111)
Change related to pension, net of tax [e]	—	1,047	1,047	1,129

Comprehensive income (loss)	$55,901	$(4,849)	$51,052	$(27,864)

a)	Business combination:
Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. In accordance with U.S. GAAP, an increase to depreciation expense by $0.5 million (2009 — $0.5 million) and $1.4 million (2009 — $1.4 million) was recorded for the three and nine month periods ended September 30, 2010, respectively.
b)	Stock-based compensation:
During 2010, the Company granted 394,065 stock appreciation rights (“SARs”) and 735,505 tandem stock appreciation rights (“TSARs”). A SAR gives the holder a right to receive a cash payment equal to the amount the market price of the Company’s common shares exceeds the exercise price of a unit. A TSAR gives the holder the choice between exercising a regular stock option or surrendering the option for a cash payment equal to the difference between the market price of a common share and the exercise price. Refer to Note 8 for further details regarding SARs and TSARs.
Under Canadian GAAP, both SARs and TSARs are accounted for using the intrinsic value method. The intrinsic value is measured by the amount the market price of the Company’s common shares exceeds the exercise price of a unit. At September 30, 2010, compensation expense related to SARs and TSARs for Canadian GAAP was nil as the market price was lower than the exercise price. Under U.S. GAAP, SARs and TSARs are required to be accounted for using a fair value method. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The Company used the Black-Scholes option pricing model to determine the fair value of the SARs and TSARs and this has resulted in a increase in cost of sales and operating expenses of $1.7 million and an increase of $3.8 million, for the three and nine month periods ended September 30, 2010, respectively.
The Company also has 19,350 stock options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP.
c)	Accounting for uncertainty in income taxes:
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48), as codified in FASB ASC topic 740, Income Taxes (ASC 740). ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In accordance with ASC 740, an income tax expense of $0.9 million (2009 — $1.2 million) and $1.1 million (2009 — $1.8 million) was recorded for the three and nine month periods ended September 30, 2010, respectively.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

13.	United States generally accepted accounting principles (continued):
d)	Income tax accounting:
The income tax differences include the income tax effect of the adjustments related to accounting differences between Canadian and U.S. GAAP. In accordance with U.S. GAAP, an increase to net income of $0.2 million (2009 — $0.2 million) and $0.5 million (2009 — $0.5 million) was recorded for the three and nine month periods ended September 30, 2010.
e)	Defined benefit pension plans:
Effective January 1, 2006, U.S. GAAP requires the Company to measure the funded status of a defined benefit pension plan at its balance sheet reporting date and recognize the unrecorded overfunded or underfunded status as an asset or liability with the change in that unrecorded funded status recorded to other comprehensive income. Under U.S. GAAP, all deferred pension amounts from Canadian GAAP are reclassified to accumulated other comprehensive income. In accordance with U.S. GAAP, an increase to other comprehensive income of $0.3 million (2009 — $0.4 million) and $1.0 million (2009 — $1.1 million) was recorded for the three and nine month periods ended September 30, 2010.
f)	Interest in Atlas joint venture:
U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
g)	Non-controlling interests:
Effective January 1, 2009, the FASB issued FAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51, as codified in FASB ASC topic 810, Consolidation (ASC 810). FAS No. 160 requires the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labelled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. Under this standard, the Company would be required to reclassify non-controlling interest on the consolidated balance sheet into shareholders’ equity. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because it results in a balance sheet reclassification and does not impact net income or comprehensive income as disclosed in the reconciliation.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2010	Q3	Q2	Q1	2009	Q4	Q3	Q2	Q1	2008	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES
(thousands of tonnes)

Company produced	2,709	885	900	924	3,764	880	943	941	1,000	3,363	829	946	910	678
Purchased methanol	2,074	792	678	604	1,546	467	480	329	270	2,074	435	429	541	669
Commission sales [1]	358	101	107	150	638	152	194	161	131	617	134	172	168	143

	5,141	1,778	1,685	1,678	5,948	1,499	1,617	1,431	1,401	6,054	1,398	1,547	1,619	1,490

METHANOL PRODUCTION
(thousands of tonnes)

Chile	727	194	229	304	942	265	197	252	228	1,088	272	246	261	309
Titan, Trinidad	658	217	224	217	764	188	188	165	223	871	225	200	229	217
Atlas, Trinidad (63.1%)	618	284	96	238	1,015	279	257	275	204	1,134	269	284	288	293
New Zealand	624	200	216	208	822	223	202	203	194	570	200	126	124	120

	2,627	895	765	967	3,543	955	844	895	849	3,663	966	856	902	939

AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	291	286	284	305	225	282	222	192	199	424	321	413	412	545
($/gallon)	0.88	0.86	0.85	0.92	0.68	0.85	0.67	0.58	0.60	1.28	0.97	1.24	1.24	1.64

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$0.80	0.36	0.13	0.32	0.01	0.28	(0.01)	(0.06)	(0.20)	1.79	(0.04)	0.75	0.40	0.66
Diluted net income (loss)	$0.79	0.35	0.13	0.31	0.01	0.28	(0.01)	(0.06)	(0.20)	1.78	(0.04)	0.74	0.40	0.66

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

METHANEX CORPORATION 2010 THIRD QUARTER REPORT QUARTERLY HISTORY	PAGE 35

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: October 27, 2010	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary